# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PAVmed Inc., CIK 0001624326
CUSIP: 70387R502
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 04/02/2026
Filed by CIK 0001665074
Persons authorized to receive notices and communications: Lishan Aklog, 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017, (917) 813-1828

## Reporting persons
- Aklog Lishan (CIK 0001665074): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 369,023; shared voting power 45; sole dispositive power 369,023; shared dispositive power 45; aggregate amount beneficially owned 369,068 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: PAVmed Inc.
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017
Comment: This Schedule 13D is filed by Lishan Aklog, M.D. ("Dr. Aklog" or the "Reporting Person") with respect to ownership of the common stock, par value $0.001 per share ("Common Stock"), of PAVmed Inc., a Delaware corporation (the "Issuer"). The percentage of beneficial ownership reflected in this Schedule 13D is based upon 7,272,739 shares of Common Stock outstanding as of April 2, 2026.

## Item 2. Identity and Background
Name of person filing: The name of the Reporting Person is Lishan Aklog, M.D.
Residence or business address: Dr. Aklog's business address is 360 Madison Avenue, 25th Floor, New York, New York 10017.
Present principal occupation or employment: Dr. Aklog is the Chairman and Chief Executive Officer of the Issuer and is the Chairman and Chief Executive Officer of Lucid Diagnostics Inc., the Issuer's subsidiary.
Criminal convictions in the last five years: Dr. Aklog has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Dr. Aklog has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Dr. Aklog is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Issuer granted 350,000 shares of restricted Common Stock to Dr. Aklog pursuant to its Seventh Amended and Restated Long-Term Incentive Equity Plan, in consideration of services rendered and to be rendered to the Issuer by Dr. Aklog in his role as Chairman and Chief Executive Officer of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Dr. Aklog acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes. Dr. Aklog may from time to time acquire beneficial ownership of additional securities for investment purposes, or dispose of securities, in the open market or in private transactions, including upon exercise of options described below and subject to the restricted stock agreements described below. At the date of this Schedule 13D, except as set forth in this Schedule 13D, and as consistent with Dr. Aklog's position as Chairman and Chief Executive Officer of the Issuer, Dr. Aklog has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Dr. Aklog beneficially owns 369,068 shares of Common Stock, comprised of (i) 357,614 shares of Common Stock held by Dr. Aklog, (ii) 45 shares of Common Stock held by HCFP/AG LLC, which Dr. Aklog may be deemed to beneficially own because he serves as a co-manager of such entity, (iii) 9,904 shares of Common Stock held by Pavilion Venture Partners LLC, which Dr. Aklog may be deemed to beneficially own because he serves as manager of such entity, (iv) 10 shares of Common Stock held by Dr. Aklog's children, and (v) 1,495 shares of Common Stock issuable upon the exercise of the options held by Dr. Aklog.
Number of shares as to which each person has sole or shared power to vote or dispose:
Dr. Aklog has sole power to vote and dispose of 369,023 shares, comprised of the shares held by Dr. Aklog, the shares held by Pavilion Venture Partners LLC, the shares held by Dr. Aklog's children, and the shares subject to options held by Dr. Aklog.

Dr. Aklog has shared power to vote and dispose of 45 shares, comprised of the shares held by HCFP/AG LLC.
Transactions in the class effected during the past sixty days: On April 2, 2026, the Issuer granted Dr. Aklog 350,000 shares of restricted Common Stock, pursuant to the Issuer's Seventh Amended and Restated Long-Term Incentive Equity Plan.
Other persons with the right to receive dividends or sale proceeds: HCFP/AG LLC, Pavilion Venture Partners LLC and Dr. Aklog's children have the right to receive dividends from, and the proceeds from the sale of, certain of the shares of Common Stock, as described above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Dr. Aklog is party to option agreements and restricted stock agreements with the Issuer. The option agreements provide for Dr. Aklog to purchase 618, 433, and 444 shares of Common Stock, respectively, at exercise prices of $2,250.00, $904.50, and $715.50, respectively, and expire on April 28, 2026, February 14, 2028 and February 18, 2032, respectively. The restricted stock agreements cover 555, 333, 5,000 and 350,000 shares of restricted stock, respectively, granted to Dr. Aklog on May 1, 2020, April 1, 2021, September 30, 2025 and April 2, 2026, respectively, with single vesting dates of May 20, 2026, May 20, 2026, May 20, 2028 and May 20, 2029, respectively.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Form of option agreement (http://www.sec.gov/Archives/edgar/data/1624326/000149315223007481/ex10-12.htm).
99.2 Form of restricted stock agreement (filed herewith).

## Signatures
- Aklog Lishan: /s/ Lishan Aklog, M.D., Lishan Aklog, M.D. (04/09/2026)